Exhibit 99.2

Purple Biotech Ltd.

Condensed Consolidated

Unaudited Interim Financial Statements

As of June 30, 2021

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2021

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position as of

		June 30,	December 31,
		2021	2020
Assets	Note	USD thousand	USD thousand
Cash and cash equivalents		10,540	11,247
Short term deposits		37,846	46,558
Trade receivables		500	500
Other current assets		1,115	977

Total current assets		50,001	59,282

Non - current assets
Right of use assets		708	790
Fixed assets, net		283	178
Long term deposits		5,017	3,071
Intangible assets		20,482	20,482

Total assets		76,491	83,803

Liabilities
Lease liability - short term		199	207
Accounts payable		2,071	1,198
Other payables		1,227	1,693

Total current liabilities		3,497	3,098

Non - current liabilities
Lease liability		605	688
Post-employment benefit liabilities		265	265

Total non-current liabilities		870	953

Equity
Share capital, no par value	5	-	-
Share premium		122,214	118,909
Receipts on account of warrants		28,015	29,984
Capital reserve for share-based payments	7	9,364	8,115
Capital reserve from transactions with related parties		761	761
Capital reserve from transactions with non-controlling interest		(859)	(859)
Accumulated loss		(87,696)	(77,521)

Equity attributable to owners of the Company		71,799	79,389
Non-controlling interests		325	363

Total equity		72,124	79,752

Total liabilities and equity		76,491	83,803

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations

		For the six months ended June 30,
		2021	2020
	Note	USD thousand	USD thousand
Revenues		-	1,000

Research and development expenses		7,091	3,133
Sales, general and administrative expenses		3,196	2,169

Total operating expenses		10,287	5,302

Operating loss		10,287	4,302

Expenses on account of warrants		-	23,583
Finance expense		122	15
Finance income		(196)	(84)

Finance expense (income), net		(74)	23,514

Loss for the period		10,213	27,816

Loss attributable to:
Owners of the Company		10,175	27,779
Non-controlling interests		38	37

		10,213	27,816

Loss per share data
Basic and diluted loss per ADS - USD		0.59	(*)4.63

Number of shares used in calculation
of basic and diluted loss per ADS		17,454,161	(*)6,009,105

(*)	Restated to reflect a 1:10 reverse ratio of the ADSs, that took place in August 2020.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Attributable to owners of the Company
						Capital
					Capital	reserve
				Capital	reserve	from
				reserve	from	transactions
			Receipts	For share	transactions	with non-			Non-
	Share	Share	on account	based	with related	controlling	Accumulated		controlling	Total
	capital	premium	of warrants	payments	parties	Interest	loss	Total	interests	equity
	USD thousand

For the six months ended June 30, 2021:

Balance as of January 1, 2021	-	118,909	29,984	8,115	761	(859)	(77,521)	79,389	363	79,752
Exercise of warrants	-	3,169	(1,969)	-	-	-	-	1,200	-	1,200
Share-based payments	-	136	-	1,249	-	-	-	1,385	-	1,385
Loss for the period	-	-	-	-	-	-	(10,175)	(10,175)	(38)	(10,213)

Balance as of June 30, 2021	-	122,214	28,015	9,364	761	(859)	(87,696)	71,799	325	72,124

The accompanying notes are integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Attributable to owners of the Company
						Capital
					Capital	reserve
				Capital	reserve	from
				reserve	from	transactions
			Receipts	For share	transactions	with non-			Non-
	Share	Share	on account	based	with related	controlling	Accumulated		controlling	Total
	capital	premium	of warrants	payments	parties	Interest	loss	Total	interests	equity
	USD thousand

For the six months ended June 30, 2020:

Balance as of January 1, 2020	-	46,986	9,874	3,181	761	(859)	(49,522)	10,421	438	10,859

Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	21,484	14,980	2,311	-	-	-	38,775	-	38,775
Exercise of warrants	-	23,154	(14,514)	455	-	-	-	9,095	-	9,095
Share-based payments	-	-	-	750	-	-	-	750	-	750

Transfer of derivative instrument from liability to equity	-	-	10,982	-	-	-	-	10,982	-	10,982

ADSs and warrants issued in connection with the purchase of a subsidiary	-	11,821	1,679	-	-	-	-	13,500	-	13,500
Loss for the period	-	-	-	-	-	-	(27,779)	(27,779)	(37)	(27,816)

Balance as of June 30, 2020	-	103,445	23,001	6,697	761	(859)	(77,301)	55,744	401	56,145

The accompanying notes are integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six months ended June 30,
	2021	2020
	USD thousand	USD thousand

Cash flows from operating activities:
Loss for the period	(10,213)	(27,816)
Adjustments:
Depreciation	107	92
Finance expenses (income), net	(74)	23,514
Share-based payments	1,385	750

	(8,795)	(3,460)

Changes in assets and liabilities:
Changes in other current assets	(89)	(379)
Changes in accounts payables	815	(893)
Changes in other payables	(489)	130
Changes in post-employment benefit liabilities	-	(39)

	237	(1,181)

Net cash used in operating activities	(8,558)	(4,641)

Cash flows from investing activities:
Cash assumed as part of acquisition of FameWave	-	69
Interest received	115	93
Decrease in deposits	6,766	-
Acquisition of fixed assets	(109)	-

Net cash provided by investing activities	6,772	108

Cash flows from financing activities:
Proceeds from exercise of warrants	1,200	13,920
Proceeds from issuance ADSs	-	27,925
ADS issuance expenses paid	-	(2,040)
Proceeds from issuance of warrants	-	26,574
Warrants issuance expenses paid	-	(3,131)
Repayment of lease liability	(73)	(80)
Interest paid	(37)	(11)

Net cash provided by financing activities	1,090	63,157

Net increase (decrease) in cash and cash equivalents	(696)	58,624
Cash and cash equivalents at the beginning of the period	11,247	4,385
Effect of translation adjustments on cash and cash equivalents	(11)	(14)

Cash and cash equivalents at the end of the period	10,540	62,995

Non- Cash activities:
Transfer of derivative instrument from liability to equity	-	10,982

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2021

Note 1 - General

A.	Purple Biotech Ltd. (hereinafter: “the Company” or “Purple”) is a clinical-stage company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance.

The Company has two operating segments:

(i) Oncology, which includes NT219, a therapeutic candidate which is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3 and CM24 a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways.

(ii) Pain and Hypertension, which includes Consensi®, a combination drug approved by the FDA for marketing in the U.S and is partnered in the U.S, China and South Korea.

The Company was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed of all of its previous operations, and in July 2013, the Company acquired shares of Kitov Pharmaceuticals Ltd. (hereinafter: “Kitov”) from its shareholders, in exchange for the Company’s shares.

B.	The Company’s securities (American Depository Shares (“ADS”)) were listed for trading on the NASDAQ in November 2015. Each ADS represents 10 ordinary shares with no par value following a reverse split in effect from August 23, 2020.

In December 2020 the Company changed its name from Kitov Pharma Ltd. to Purple Biotech Ltd.

The Company’s address is 4 Oppenheimer St., Science Park, Rehovot 7670104 Israel.

The Company together with TyrNovo and FameWave are referred to, in these consolidated financial statements, as “the Group”.

C.	Since incorporation through June 30, 2021, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 87.6 million. The Group has financed its operations mainly through private and public financing rounds.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2021

Note 1 - General

D.	While the COVID-19 pandemic has affected our operations to date to a certain extent such as product sales and operation of clinical studies, the extent to which the COVID-19 pandemic may impact our operations in the future will depend on future developments. In particular, the continued spread of COVID-19 globally could materially adversely impact our operations and workforce, including our manufacturing activities, clinical trials and product sales, as well as our ability to continue to raise capital.

Note 2 - Basis of Preparation

A.	Statement of compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2020 (hereinafter - “the Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last Annual Financial Statements.

These condensed consolidated interim financial statements were authorized for issue by the Group’s Board of Directors on August 4, 2021.

B.	Use of judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the Annual Financial Statements.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2021

Note 2 - Basis of Preparation (cont’d)

C.	Fair value measurement

The Group’s management regularly reviews significant unobservable inputs and valuation adjustments, including obtaining valuations prepared by third parties and assessing the evidence to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Group Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

-	Level 1: quoted prices in active markets for identical assets or liabilities.

-	Level 2: inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly.

-	Level 3: inputs for the asset or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Further information about the assumptions made in measuring fair value of share-based payments included in Note 7.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its Annual Financial Statements.

Presented hereunder is a description of the changes in accounting policies applied in these condensed consolidated interim financial statements and their effect:

Amendments IAS-12 not yet adopted - Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

On May 7, 2021, the IASB published Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations.

The amendment narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences, Similar to transactions mentioned above.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2021

Note 3 - Significant Accounting Policies (cont’d)

Effective date: The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

The Group has not yet commenced examining the effects of applying the Amendment on the financial statements, since the Group do not expect future taxable profits in the near term.

Note 4 - Operating Segments

Basis of segmentation and the measurement basis for the segment profit or loss is presented in Note 4 regarding operating segments in the Annual Financial Statements. During the reported period, the Company reported to the chief of decision maker (CODM) based on gross profit results and research and development expenses for each segment.

	For the six-month period ended June 30, 2021
	Pain and		Total		Total
	Hypertension	Oncology	reportable	Reconciliation*	consolidated
	USD in thousands

Revenues – Gross profit	-	-	-	-	-

Research and development expenses	247	6,491	6,738	353	7,091

Operating loss					10,287
Finance income, net					(74)

Loss for the period					10,213

(*)	Includes employees share based expenses.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2021

Note 4 - Operating Segments (cont’d)

	For the six-month period ended June 30, 2020
	Pain and		Total		Total
	Hypertension	Oncology	reportable	Reconciliation*	consolidated
	USD in thousands

Revenues – Gross profit	1,000	-	1,000	-	1,000

Research and development expenses	246	2,632	2,878	255	3,133

Operating loss					4,302
Finance expense, net					23,514

Loss for the period					27,816

(*)	Includes employees share based expenses.

Information on geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

Revenues in 2020 are from the U.S.

All the Group’s assets are located in Israel.

Note 5 - Capital and reserves

During the reported periods, the following shares were issued:

	For the six months ended
	June 30, 2021	June 30, 2020(*)
	Number of ADS in thousands
Opening balance	17,211	1,956
Issuance of ADSs	-	9,568
Share-based payments	105	-
Exercise of warrants	300	4,230

	17,616	15,754

(*)	Restated to reflect a 1:10 reverse ratio of the ADSs, that took place in August 2020.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2021

Note 5 - Capital and reserves (cont’d)

During the period 300,000 warrants from May 2020 direct offering were exercised for total proceed of USD 1,200 thousand.

In addition, 105,000 RSU's from May 2020 grant were vested.

Note 6 - Financial Instruments

Framework for risk management

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group's risk management practice was formulated to identify and analyze the risks that the Group faces, to set appropriate limits for the risks and controls, and to monitor the risks and their compliance with the limits. The risk policy and risk management methods are reviewed regularly to reflect changes in market conditions and in the Group's operations. The Group acts to develop an effective control environment in which all employees understand their roles and commitment.

A.	Risk management

1.	Credit risk

Credit risk is the risk of financial loss to the Group if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from the Company’s receivables. The Group restricts exposure to credit risk by investing only in bank deposits.

The Group held cash and cash equivalents and short-term deposits of USD 48,386 thousand at June 30, 2021 (and at December 30, 2020 – USD 57,805 thousand). These are held with banks, which are rated A2, based on Moody’s Rating Agency ratings. The short-term deposits, mainly in USD, bear fixed interest ranging between 0.1% - 1.05%.

The carrying amount of cash and cash equivalents and short-term deposits approximate their fair value.

2.	Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, the CPI, interest rates and the prices of equity instruments, will influence the Group’s results or the value of its holdings in financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing returns.

3.	Currency risk

The Group is exposed to currency risk mainly for cash and purchases for research and development expenses that are denominated in NIS and EURO. Therefore, the Group is exposed to exchange rate fluctuations in these currencies against the dollars and takes steps to reduce the currency risk by maintaining its liquid resources in accordance with its future needs.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2021

Note 7 - Share-based payments

On June 7, 2021, the board of directors of the Company granted 26 thousand options and 26 thousand RSUs to employees. The options have an exercise price of USD 4.70 per one ADS. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 223 thousand.

In addition, the board of directors of the Company granted a total of 38 thousand options and 23 thousand RSUs to the Chairman of the Board of Directors and the new directors, subject to the approval of the shareholders. The options have an exercise price of USD 4.70 per one ADS. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date.

These options listed above were measured using the binominal model. The following inputs were used in the measurement of the fair value of these share-based payments:

Share Price (ADS-USD)	5.17 - 4.76
Expected Volatility (%)	95.6% - 96.1%
Expected Duration (years)	5
Exercise Coefficient	2 - 2.8
Dividend Yield (%)	0%
Risk Free Rate Interest (%)	0.87% - 0.92%

The annual Expected Volatility applied was based on the historical weighted average volatility of the company, for a period corresponding to the share options’ contractual term.

The risk-free interest rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant.

During the six-month period ended June 30, 2021 the Company recorded an expense of USD 1,385 thousand, of which USD 1,189 thousand are to key management personnel. (June 30, 2020 USD 750 thousand, USD 675 thousand are to key management personnel).